Exhibit (O)

Ministry of Finance

Public Accounts of Ontario

Annual Report and
Consolidated Financial
Statements

2002 — 2003

To The Honourable
James K. Bartleman
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present to Your Honour the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2003, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Greg Sorbara

The Honourable Greg Sorbara

Minister of Finance

Toronto, November 2003

Financial Statement Discussion and Analysis, 2002-2003

INTRODUCTION

This report marks the tenth year since the Province of Ontario began using the accrual basis of accounting to prepare its summary financial statements. The Province strives to improve its financial reporting continually. This report, for the 2002-03 fiscal year, includes the following major improvements:

•	A Financial Statement Discussion and Analysis (FSD&A) section that expands on the Financial Statements. This new material, using narrative and graphics, should make it easier for non-technical readers to understand the information in the Financial Statements and give all readers a more complete picture of the activities of the government over the fiscal year. It is similar to the Management Discussion and Analysis required of publicly traded companies.

•	New accounting treatment for the Province’s investment in tangible capital assets, such as land, buildings, highways and bridges. Following the recommendation of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, the Province now accounts for these long-lived assets very much the way private-sector companies do: the cost is amortized over the useful life of the asset. This means that a major investment in an asset is no longer treated as a one-year event, but will be better matched against the years of service the asset will provide. Notes 1, 2 and 10 to the Financial Statements and the section on assets in the Financial Statement Discussion and Analysis give a more detailed explanation of the change.

In addition, with the 2003-04 fiscal year, Ontario began using accrual accounting to prepare its spending Estimates. The Estimates give legislative authority for the government’s expenditures. Previously, the Estimates were prepared on a different basis from the Budget and Financial Statements. Making this change will significantly reduce inconsistencies in the Province’s financial planning and reporting documents.

Producing the Public Accounts of Ontario requires the involvement and co-operation of a large number of staff in ministries, agencies and the Office of the Provincial Auditor. I would like to take this opportunity to thank them for their very important contribution this year, as we introduced the major improvements outlined above.

We welcome comments on these documents and invite you to send your feedback. You may e-mail us at annualreport@fin.gov.on.ca or write to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of Finance, First Floor Frost Building South, 7 Queen’s Park Crescent, Toronto ON M7A 1Y7.

/s/ Gabriel F. Sékaly

Gabriel F. Sékaly

Assistant Deputy Minister

Fiscal and Financial Policy Division
Ontario Ministry of Finance

Financial Statement Discussion and Analysis, 2002-2003

Financial Statement Discussion and Analysis, 2002-2003

Table of Contents

Guide to the Public Accounts	5
Statement of Responsibility	7
Financial Statement Discussion and Analysis
2002-03 Financial Highlights	11
Results from Operations	13
Revenues	15
Expenses	17
Assets	19
Financial Assets	19
Investment in government Business Enterprises	19
Tangible Capital Assets	20
Liabilities	22
Debt	22
Results of the Ontario Electricity Financial Corporation	23
Other Liabilities	24
Cash Flow	25
Consolidated Financial Statements
Auditor’s Report	29
Consolidated Statement of Operations	30
Consolidated Statement of Financial Position	31
Consolidated Statement of Change in Net Debt	32
Consolidated Statement of Cash Flow	33
Notes to the Consolidated Financial Statements	34
Schedules to the Consolidated Financial Statements	55
Sources of Additional Information	65

Financial Statement Discussion and Analysis, 2002-2003

Financial Statement Discussion and Analysis, 2002-2003

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

What’s in the Annual Report:

The Annual Report includes the Consolidated Financial Statements of the Province of Ontario and additional information about the Province’s financial results and position.

This year, for the first time, the report contains a Financial Statement Discussion and Analysis (FSD&A) section that uses narrative and graphs to highlight and explain the numbers in more detail.

The Financial Statements are made up of several documents and schedules:

•	The Assistant Provincial Auditor’s Report on the Consolidated Financial Statements expresses the opinion of the Assistant Provincial Auditor as to whether the Consolidated Financial Statements fairly report the activities of the government in accordance with generally accepted accounting principles.

•	The Consolidated Statement of Operations reports the annual surplus (deficit) from operations in the period. It shows government revenues, the cost of providing services and other ongoing expenses, and the difference between them.

•	The Consolidated Statement of Financial Position shows the financial resources of the Province against its obligations. The resulting figure is called net debt. This figure is reduced by non-financial assets (mainly tangible capital assets), to yield the accumulated deficit.

•	The Consolidated Statement of Change in Net Debt shows the combined effect on net debt of the annual surplus or deficit and the year’s net investment in tangible capital assets.

•	The Consolidated Statement of Cash Flow reports on the change in cash and cash equivalents, to show how the government financed its activities and met its cash requirements over the period.

•	Notes and Schedules provide further information and detail on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that guide the financial statement reporting.

     What’s in the supporting volumes:

•	Volume 1 contains the Consolidated Revenue Fund schedules and Ministry statements. The Consolidated Revenue Fund schedules reflect the financial activities of the government’s ministries on a modified cash basis of accounting. The Ministry statements provide a comparison of modified cash appropriations with actual spending.

•	Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity and other miscellaneous financial statements.

•	Volume 3 contains the detailed schedules of ministry expenditures on a modified cash basis and salary disclosure under the Public Sector Salary Disclosure Act.

Financial Statement Discussion and Analysis, 2002-2003

The results reported in Volumes 1 and 3 use the modified cash basis of accounting. This reflects the fact that the spending Estimates, which give legislative authority for spending, used this basis for 2002-03. Under cash accounting, revenues are recognized when cash is collected and expenditures are recognized when cheques are issued or cash disbursed. This method was modified by the Province to allow an extra 30 days at the end of the fiscal year for the payment of invoices and certain non-cash transactions.

Going forward, Volumes 1 and 3 will follow the accrual basis of accounting, in line with the adoption of accrual accounting for the spending Estimates starting with the 2003-04 fiscal year. Under this method, the impact of financial transactions occurs at the time when the government becomes obligated to make a payment or entitled to receive a payment, instead of when the related cash is actually paid or received.

Financial Statement Discussion and Analysis, 2002-2003

Statement of Responsibility

The consolidated financial statements are prepared by the government of Ontario in compliance with legislation, and in accordance with accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

The financial statement discussion and analysis section of this annual report is also prepared by the government of Ontario in compliance with legislation and in accordance with the financial reporting principles and practices recommended for governments by PSAB.

The government accepts responsibility for the objectivity and integrity of these consolidated financial statements and the financial statement discussion and analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the financial statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these consolidated financial statements.

The consolidated financial statements have been audited by the Assistant Provincial Auditor of Ontario and his report is on page 29.

/s/ Robert Christie	/s/ Gabriel F. Sékaly	/s/ Robert Siddall

Dr. Robert Christie Deputy Minister September 19, 2003	Gabriel F. Sékaly Assistant Deputy Minister September 19, 2003	Robert Siddall, CA Provincial Controller September 19, 2003

Financial Statement Discussion and Analysis, 2002-2003

Financial Statement Discussion and Analysis, 2002-2003

Financial Statement
Discussion
and
Analysis

Financial Statement Discussion and Analysis, 2002-2003

Financial Statement Discussion and Analysis, 2002-2003

2002-03 Financial Highlights

The 2002-03 Financial Statements report a surplus of $117 million on revenues of $68.6 billion. Revenues were slightly lower than expected in the Budget plan, while expenses, at $68.5 billion, were $755 million higher. A budgetary reserve of $1.0 billion covered these changes from the plan.

2002-03 Financial Highlights
($ Millions)	2002-03	2002-03	2001-02
	Budget	Actual	Actual

Revenues	68,737	68,609	66,249
less Expenses	67,737	68,492	65,874
less Reserve	1,000	—	—

Annual Surplus	—	117	375

Liabilities		161,649	160,496
less Financial Assets		29,002	28,375

Net Debt		(132,647)	(132,121)
less Tangible Capital Assets		13,942	—

Accumulated Deficit		(118,705)	(132,121)

Note: The Budget and 2001-02 figures have been reclassified as needed to reflect a change in presentation of the results of the Ontario Electricity Financial Corporation (OEFC).

The changes from the Budget plan arose from a number of sources. On the revenue side:

•	Increased transfers from the federal government provided a net gain of $704 million from the Budget plan.

•	Taxation revenues were up $503 million from plan.

•	These and other gains were more than offset by a decrease of $1.9 billion in sales and rental revenues from the Budget projection, arising mainly from the government’s decision not to proceed with the planned sale of a minority stake in Hydro One Inc.

On the expense side:

•	Spending on program areas, transfers and general government operations was $1.3 billion higher than projected in the Budget.

•	These increases in spending were somewhat mitigated by a drop of $552 million in debt interest from the projection, as interest rates declined more than expected during the year.

On April 1, 2002, the Province began to report its investment in tangible capital assets — land, buildings, roads and other long-lived assets — in its financial statements. In January 2003, the Public Sector Accounting Board (PSAB), a national body that sets accounting standards for Canadian governments, recommended this treatment. Previously, the Province had recorded this type of spending in its Statement of Operations in the year the asset was built or acquired.

Financial Statement Discussion and Analysis, 2002-2003

This change in accounting treatment has had an impact on operating results, as well as on net debt and the accumulated deficit. Expenses would have been $564 million higher in 2002-03 if the accounting treatment used in 2001-02 had been used in 2002-03.

The accumulated deficit was $118.7 billion at March 31, 2003, against $132.1 billion at March 31, 2002. The drop reflects the first year of reporting tangible capital assets, which are offset against the accumulated deficit. The first-time offset amounted to $13.9 billion. In future, the accumulated deficit will consistently reflect the Province’s investment in tangible capital assets and year-over-year figures will be comparable.

Further, the Province now consolidates on a line-by-line basis the activities of the Ontario Electricity Financial Corporation (OEFC), a government organization. The role of OEFC is to manage and retire debt and other liabilities of the former Ontario Hydro and to manage a fixed-price plan for certain electricity consumers. This change in presentation, which follows PSAB standards, eliminates the separate line called “Stranded Debt from the Electricity Sector” on the Statement of Financial Position and adds that figure to the Province’s net debt.

The change also moves the OEFC’s results into the government’s reported revenues and expenses and removes the separate line called “Increase in Stranded Debt from the Electricity Sector” from the Statement of Operations. This change has no impact on this year’s reported surplus of $117 millions or on the accumulated deficit. OEFC’s results and the stranded debt figure are reported in Volume 2 of the Public Accounts, with the results of other government organizations. Further information on OEFC appears on page 23.

The total debt of the Province stood at $138.5 billion on March 31, 2003, up from $136.7 billion a year earlier.

Financial Statement Discussion and Analysis, 2002-2003

Results from Operations

Operating results depend on:

•	The Province’s total revenues, of which tax revenues make up the largest share, less:

•	Interest on the provincial debt, which is a statutory item (that is, the government is bound by law to pay it);

•	Direct government spending and operating transfers to other public organizations, including hospitals, long-term care facilities, school boards, colleges and universities, and municipalities; and

•	Beginning in 2002-03, the amortization expense relating to tangible capital assets (and before 2002-03, spending to build or acquire tangible capital assets).

The chart below shows how revenues and spending have changed over the past 10 years.

However, the Provincial government has limited control over such revenue sources as federal transfers, and no discretion over spending on such expenses as interest on its debt. Further, it may apply its resources to capital projects, which are no longer included in operating results. For these reasons, it may be more useful in understanding operating results to compare taxation revenues from major sources, over which government has the most direct control, to its spending on the largest sectors it funds.

Financial Statement Discussion and Analysis, 2002-2003

As the top chart shows, spending on those sectors grew at a slower rate than taxation revenues on average between 1993-94 and 2002-03.

However, within the period a significant change took place. In the past three years, over-all growth in spending in the health-care, education and social-program sectors sharply outpaced gains in taxation revenues, as the second chart on this page shows.

Two mitigating factors helped to bridge the mismatch. Between 1999-2000 and 2002-03, the Canada Health and Social Transfer (CHST) from the federal government rose by almost 60 per cent, from $4.7 billion to $7.5 billion, as the result of changes in federal policy to restore CHST to 1993-94 levels and other factors.

As well, interest rates generally declined over the period. This reduced the share of provincial spending that goes to interest costs, despite the Province adding roughly $20 billion in stranded debt from the electricity sector to its obligations in the 1999-2000 fiscal year.

The rapid growth in spending over the period, without a similar growth in taxation revenues, creates a significant risk for future fiscal planning, because of the nature of the mismatch:

•	On the revenue side, the rapid rate of growth in federal funding over the past four years depended on several circumstances that may not reoccur.

Financial Statement Discussion and Analysis, 2002-2003

•	On the expense side, most of the increase in spending went to health and long-term care. Part of the spending was of a one-time nature, but part went into programs that can be expected to result in more spending pressures in future.

Revenues

For the 2002-03 fiscal year, revenues fell $128 million below the level projected in the Budget plan. (Actual results for 2001-02 and 2002-03 and Budget figures have been restated to reflect the change in presentation of the financial results of the Ontario Electricity Financial Corporation.)

The change arose mainly from the government’s decision not to proceed with the planned sale of a minority stake in Hydro One Inc., its wholly-owned electrical transmissional and distribution company. This is reflected in the “Sales and Rentals” component of revenue, which was $1.9 billion lower than projected in the Budget.

A major offset to the loss of this planned gain was a higher-than-expected CHST revenues from the federal government, which amounted to $7.5 billion instead of the projected $6.8 billion, and higher tax revenues than projected.

CHST revenues were greater than forecast because Ontario’s share of the country’s personal and corporate income tax was below forecast and this resulted in an increase in Ontario’s share of the total CHST.

In addition, taxation revenues were $503 million higher than projected. Most of the increase was due to stronger-than-forecast corporate profits as corporations adjusted more quickly than expected to a slowdown that began in 2000. This increased corporate taxation revenues for 2002-03 by $890 million. A further $419 million reflected a revised estimate for 2001-02.

This gain in Corporations Tax revenues was largely offset by lower-than-expected Personal Income Tax, Retail Sales Tax and Employer Health Tax revenues, which together were about $1.0 billion lower than expected. As projected in the Budget, Tobacco Tax revenues did increase sharply over the previous year, owing to a boost in the tobacco tax rate, but the increase was slightly less than expected.

Income from the government’s investment in business enterprises was up by $199 million from the Budget projection, owing mainly to better-than-expected results at Ontario Power Generation Inc.

Financial Statement Discussion and Analysis, 2002-2003

The largest source of provincial revenue is taxation, which accounted for 75 per cent on average of its total revenues over the past decade. Taxation revenue is sensitive to economic conditions. Economic growth is therefore a major risk factor in fiscal planning, and this is taken into account through a reserve, which amounted to $1.0 billion for 2002-03, that is included in the annual Budget.

Transfers from the federal government are another significant source of provincial revenue, averaging 12 per cent over the past decade. These transfers are determined by a number of factors, including the fiscal situation at the federal level, funding formulas, and federal policy. Changing federal policy, as well as economic conditions that may reduce the amount available for transfers, are also a risk to fiscal planning. This risk is somewhat mitigated by the lead time the federal government provides in its funding announcements.

Other ongoing sources of provincial revenue include the income of provincially owned business enterprises, as well as fees, permits, sales and rentals, and reimbursements for services the Province provides.

Provincial revenues sometimes benefit from an event that cannot be relied on as an ongoing revenue source, such as the gain on the sale of a provincially owned asset. Further, by selling an asset, the Province gives up its claim to any future revenues to which it would have been entitled as owner of the asset.

Between 1993-94 and 2002-03, taxation revenues, the largest component of revenues, grew by 4.8 per cent a year on average while nominal economic growth averaged 5.6 per cent a year.

Financial Statement Discussion and Analysis, 2002-2003

Expenses

Expenses for 2002-03 were $755 million higher than outlined in the Budget plan. The main sources of variation from plan were:

•	Increased spending on health and long-term care, justice, education, and community and social services, totalling $1.0 billion; and

•	A decision to freeze electricity rates for certain classes of consumer, retroactive to May 2002, which increased the expenses of OEFC by a net $665 million.

These increases were partially offset by lower-than-planned spending on environment, resources and economic development.

Lower interest rates resulted in a saving of $552 million in interest costs from what had been projected, which further offset the higher program and transfer-payment spending.

In the past decade, total expenses increased roughly 25 per cent, from $54.9 billion in 1993-94 to $68.5 billion in 2002-03. Much of this growth is attributable to an increase of $8.4 billion, or 48 per cent, in health and long-term care spending.

From the early 1980s to the mid-1990s, spending on health care was reasonably stable at about 32 per cent of total expenditures. In 1993-94, for example, health and long-term care spending was 32 per cent of total expenses. By 2002-03, however, it had grown significantly, to 38 per cent.

Most of the increase in health and long-term care spending has occurred since 1997-98. Health care spending (excluding major one-time costs) increased from $18.4 billion in 1997-98 to $26.1 billion in 2002-03, a rise of 42 per cent. During that period, Ontario’s economy expanded by 33.0 per cent.

Financial Statement Discussion and Analysis, 2002-2003

Major factors behind the growth in health care spending include: the needs of a growing and aging population, particularly the human resource costs; the introduction of costly new technologies, improved diagnostic systems and improved treatments; and re-investments after a period of restructuring, including enhancements to patient care and a $1.2 billion investment in long-term care.

Ontario is not alone in experiencing significant growth in health care costs. A recent report from the Organisation for Economic Co-operation and Development (OECD) notes that growth in health care spending is outpacing economic expansion in most OECD countries.

To some extent in Ontario, the health care spending increase of recent years paralleled rises in the federal CHST, which is intended to help pay the costs of health care and social programs. Also, between 1997-98 and 2002-03, public debt interest fell from 15 per cent to roughly 14 per cent of total spending. Both of these factors provided some room for the growth in health and long-term care spending.

However, as noted above under Results from Operations, health care spending continues to present a significant risk to future fiscal planning. This is particularly the case where increases in program spending did not simply address the need to “catch up” after federal transfers were restored, but represent continuing costs in future.

Spending on Education, Training, Colleges and Universities has increased by $3 billion or 30 per cent since 1993-94. There was an acceleration in spending beginning in 1997-98, involving two factors. Starting in the 1998 school year, school board revenues from property taxes were reduced and offset by increases in provincial grants to school boards. Subsequent increases in provincial grants to school boards accounted for further increases starting in 2000-01. The same year, the Province began to increase capital grants to colleges and universities to prepare for the “double cohort” of students resulting from secondary school reform.

Financial Statement Discussion and Analysis, 2002-2003

Assets

Financial Assets

Financial assets at March 31, 2003 totaled $29.0 billion, a slight increase from the previous year’s level of $28.4 billion.

Financial assets include cash and cash equivalents, temporary investments, accounts and loans receivable, and the Province’s investment in government business enterprises such as the LCBO, and other assets.

Investment in Government Business Enterprises

At March 31, 2003, the Province’s investment in government business enterprises was $12.2 billion. This investment yielded $3.9 billion in net income for the government. More than 90 per cent of income from investment in government business enterprises comes from four government business enterprises:

2002-03 Investment in Government Business Enterprises
($ Millions)	Net Investment	Net income

Hydro One Inc. (HOI)	4,213	377
Ontario Power Generation Inc. (OPG)	5,442	340
Liquor Control Board of Ontario (LCBO)	248	940
Ontario Lottery and Gaming Corporation (OLGC)	1,616	1,932
Other	652	353

Total	12,171	3,942

Note: This table includes adjustments to government business enterprises with a year end other than March 31.

•	HOI transmits and distributes electricity in Ontario.

•	OPG generates and sells electricity in the Ontario wholesale market and in the interconnected markets.

•	LCBO buys and resells alcoholic beverages and also regulates the purchase, sale and distribution of liquor.

•	OLGC conducts lottery games and operates commercial casinos, charity casinos and slot machines at racetracks.

Financial Statement Discussion and Analysis, 2002-2003

The chart shows the amount invested in government business enterprises included in the financial statements and the income they returned. The sharp increase in the size of the investment reflects restructuring of the electricity sector in 1999-2000, when the Province started to include Hydro One and OPG in its financial statements as government business enterprises. Ontario Hydro, the predecessor company, was not included in the statements of the Province.

Tangible Capital Assets

In the 2002-03 financial statements, for the first time, the Province has recorded its investment in tangible capital assets. These assets, which include land, buildings, highways and bridges owned by the Province, provide multiple years of service.

Ontario is implementing the new accounting treatment in phases. The 2002-03 financial statements report the land, building and

Financial Statement Discussion and Analysis, 2002-2003

transportation infrastructure owned by it and its major organizations. These are estimated to account for more than 90 per cent of provincially owned tangible capital assets. The remainder, comprising such assets as leased premises, computers, equipment and furniture, will be reported in future. Under PSAB rules, works of art and historical treasures — a category that includes the provincial Legislature building — are excluded from tangible capital assets.

The change affects the Province’s financial statements in several ways:

•	Amounts spent to build and acquire tangible capital assets are no longer recorded as an expense. Instead, they are reflected in the Statement of Financial Position as “Tangible Capital Assets.”

•	The annual amount spent to build and acquire tangible capital assets is reflected on the Statement of Cash Flow.

•	An amount called “Amortization” is recorded as an expense each year. This is an estimate of the decrease in the value of the assets through providing service for the year.

•	Accumulated Amortization (the total of all amortization charges over time) is offset against investment in Tangible Capital Assets to arrive at their net value.

Ontario began tracking its investment in tangible capital assets as of April 1, 2002:

Opening balance at April 1, 2002	$13.3 billion
Net investment during the year	$1.3 billion
Amortization	$(0.7) billion

Balance at March 31, 2003	$13.9 billion

Of the $1.3 billion invested in 2002-03, about $900 million was for highways, bridges and other transportation infrastructure. The rest went to buildings and land.

TRANSPORTATION INFRASTRUCTURE includes mainly highways, bridges and related structures and facilities. Highways, totalling about 16,500 kilometres, accounted for about 73 per cent of the $6.2 billion net book value of transportation infrastructure at March 31, 2003. The remaining 27 per cent related to other infrastructure, mostly some 2,800 bridges.

LAND includes land and land improvements for highways, bridges and other transportation infrastructure, parks, buildings and other uses relating to provincial services. It excludes Crown lands.

BUILDINGS includes the more than 2,700 buildings that the Province owned at March 31, 2003. These are used mainly by ministries and agencies delivering programs. They include office buildings, institutional buildings and other owned facilities. The remaining useful life as of March 31, 2003 is roughly 17 years on average, with the range between 20 and 40 years.

OTHER includes mainly railway equipment, and computer equipment and furniture owned by government organizations.

Financial Statement Discussion and Analysis, 2002-2003

Liabilities

Debt

During 2002-03, the Province issued $16.7 billion in long-term debt, largely to refinance maturing debt. Most of this debt was raised in the Canadian dollar market. Ontario residents bought $2.6 billion in Ontario Savings Bonds, while other domestic bond issues totalled $8.3 billion. The remaining debt was issued outside Canada and consists of $4.9 billion from the U.S. market and $0.9 billion from other sources. The Province also raised another $2.3 billion in short-term financing.

The Ontario Financing Authority manages the Province’s debt and associated risks. Its prudent debt management principles include ensuring cost-effectiveness of borrowings, aiming for stable long-term borrowing costs, maintaining a smooth maturity profile, and limiting Ontario’s exposure to currency and interest rate fluctuations. To achieve these goals, the OFA uses such tools as options, swaps and strict exposure limits. For more information, please refer to Note 1 on “Measurement Uncertainty” and Note 4 on “Risk Management and Derivative Financial Instruments” in the consolidated Financial Statements.

Financial Statement Discussion and Analysis, 2002-2003

Total debt outstanding at March 31, 2003 was $138.5 billion, which included electricity-related debt. The outstanding balance of this debt by maturity date is shown in the chart on page 22. Over the past 10 years, outstanding total debt has increased by $61.8 billion, from $76.7 billion at March 31, 1994 to $138.5 billion at March 31, 2003. Yearly interest payments increased from $7 billion in 1993-94 to $9.7 billion in 2002-03. The slower growth in interest costs is largely a reflection of declining interest rates during that period.

The sharp increase in debt in the year ended March 31, 2000, reflects the addition of stranded debt from the electricity sector to the Province’s obligations.

Results of the Ontario Electricity Financial Corporation

Beginning in 1999-2000, the results of the Ontario Electricity Financial Corporation (OEFC), a government organization, have been included in the Province’s financial statements. OEFC manages the debt and other liabilities of the former Ontario Hydro that were not transferred to the commercial companies that succeeded it and that could not reasonably be serviced and retired by those companies in a competitive electricity market.

As part of the restructuring of the electricity sector, a long term plan was put in place to repay OEFC’s debt and other liabilities. Under this plan, the revenues of OEFC include a “Debt Retirement Charge” collected directly from electricity ratepayers and several other components that depend to some extent on the financial results of OPG and HOI. The main component of OEFC’s expenses is interest on the debt.

Any income earned by OEFC is dedicated to repaying its debt and other liabilities. Its losses are included in determining the Province’s annual surplus or deficit.

In 2001-02 and 2002-03, a number of factors resulted in losses for the OEFC. In 2001-02, OPG performance was below expectations. In 2002-03, there was a government decision to freeze the price of electricity at 4.3 cents per kilowatt hour for certain classes of consumers retroactive to May 2002. OEFC became responsible for covering any shortfall between that price and the market price, through the Electricity Consumer Price Protection Fund (ECPPF). This increased OEFC expenses by a net $665 million in 2002-03.

Previously, OEFC’s results were recorded on the Statement of Operations as one line titled Decrease (Increase) in Stranded Debt from the Electricity Sector. In line with the accounting treatment recommended by PSAB for organizations such as OEFC, the Province now consolidates the results of OEFC on a line-by-line basis. This means that OEFC revenues are included in the Revenues portion of the Province’s Statement of Operations, and its expenses in the Expenses portion. The interest paid on debt through OEFC is included in Interest on Debt. On the Statement of Financial Position, OEFC’s debt is included in Debt.

All of the relevant figures in the financial statements, starting in 1999-2000, have been restated to reflect this change in presentation.

Financial Statement Discussion and Analysis, 2002-2003

Complete results for OEFC for 2002-03 are included in Volume 2 of the Public Accounts, along with changes in stranded debt. This table summarizes its results:

Growth in Stranded Debt
Stranded debt at March 31, 2002		$20,085
Revenue:
Debt retirement charge	889
Interest	964
Payments-in-lieu of taxes	711
Power Sales	635
Other	598

	3,797

Expenses:
Interest	2,176
Power Purchases	786
ECPPF (price freeze)	665
Other	268

	3,895

Deficiency of revenue over expense		98

Stranded debt at March 31, 2003		$20,183

Other Liabilities

Liabilities other than provincial debt amounted to $23.2 billion at March 31, 2003. Accounts payable and accrued liabilities of $11.3 billion, which are reported in Schedule 4 to the financial statements, make up the largest portion of this total.

During 2002-03, the government sold the Province of Ontario Savings Office (POSO) to Desjardins Credit Union Inc. for $48.5 million, with transfer of POSO deposits to the new owner taking place on April 1, 2003. Deposits with POSO of $2.2 billion as at March 31, 2003 were included under “Other Liabilities” in the Statement of Financial Position to reflect the sale of POSO’s operations to the outside party.

Retirement benefits, another non-debt liability, decreased by $648 million primarily because the government’s cash contribution in 2002-03 to retirement benefits plans exceeded its retirement benefits expense. The excess cash contribution reduced the liability.

Financial Statement Discussion and Analysis, 2002-2003

Cash Flow

By looking at the flows of cash to and from its accounts over the year, a picture of the Province’s operating and investing activities, and how it funded them, emerges.

Beginning this year, the Province is reporting its investment in tangible capital assets, as recommended by PSAB. As a result, the Consolidated Statement of Cash Flow appears in a new format that shows the annual investment in tangible capital assets for 2002-03. However, because information on the value of tangible capital assets before April 1, 2002, is incomplete, figures for previous years have not been restated to conform to the new accounting treatment.

In 2002-03, the major sources of increased cash and cash equivalents were:

•	A net increase of $1.8 billion in debt;

•	A net decrease of $1.3 billion in temporary investments held by the Province; and

•	The sale of $1.9 billion in notes receivable from Hydro One Inc. by OEFC.

The major use of cash was to pay for the acquisition of tangible capital assets, in the amount of $1.3 billion.

Cash and cash equivalents stood at $6.2 billion on March 31, 2003, up by $2.8 billion from the same date a year earlier. However, this increase was primarily used to finance the April 1, 2003 settlement of $2.2 billion arising from the sale of POSO (see Note 6).

Consolidated Financial Statements, 2002-2003

Consolidated
Financial
Statements

Consolidated Financial Statements, 2002-2003

Auditor’s Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2003 and the consolidated statements of operations, change in net debt, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Province as at March 31, 2003 and the results of its operations, the changes in its net debt, and its cash flows for the year then ended in accordance with accounting principles recommended for governments by the Canadian Institute of Chartered Accountants.

Toronto, Ontario September 19, 2003	/s/ Jim McCarter Jim Mcarter, CA Assistant Provincial Auditor

Consolidated Financial Statements, 2002-2003

Province of Ontario

Consolidated Statement of Operations

	Budget[1]	Actual	Actual
For the year ended March 31	2003	2003	2002
($ Millions)

Revenues (Schedule 1)
Personal Income Tax	19,085	18,195	19,097
Retail Sales Tax	14,230	14,183	13,803
Corporations Tax	6,150	7,459	6,646
Employer Health Tax	3,695	3,589	3,502
Gasoline and Fuel Taxes	2,915	2,988	2,851
Other Taxes	2,973	3,137	2,126

Total Taxation	49,048	49,551	48,025

Government of Canada	8,190	8,894	7,754
Income from Investment in Government Business Enterprises (Schedule 7)	3,743	3,942	3,345
Other	7,756	6,222	7,125

	68,737	68,609	66,249
Expenses (Schedules 2 and 3)
Health and Long-Term Care	25,776	26,127	24,108
Education, Training, Colleges and Universities	12,496	12,788	11,710
Interest on Debt	10,246	9,694	10,337
Community, Family and Children’s Services	7,841	7,959	7,773
Environment, Resources and Economic Development	5,309	5,360	6,144
Justice	2,635	2,908	2,718
General Government	3,434	3,656	3,084

	67,737	68,492	65,874

Reserve	1,000
Annual Surplus	—	117	375
Accumulated Deficit at beginning of year		(132,121)	(132,496)
Less: Tangible Capital Assets at beginning of year (Notes 2 and 10)		13,299	—

Accumulated Deficit at end of year	—	(118,705)	(132,121)

See accompanying Notes and Schedules to the Financial Statements.

[1]	Fiscal plan for the year ended March 31, 2003 per 2002 Budget.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Consolidated Statement of Financial Position

As at March 31	2003	2002
($ Millions)

Liabilities
Accounts Payable and Accrued Liabilities (Schedule 4)	11,285	10,833
Debt (Note 3)	138,472	136,708
Power Purchase Contracts	4,125	4,286
Nuclear Funding Liability	2,974	2,812
Deposits with the Province of Ontario Savings Office (Note 6)	—	2,438
Retirement Benefits (Note 7)	1,137	1,785
Other Liabilities (Notes 6 and 8)	3,656	1,634

	161,649	160,496

Financial Assets
Cash and Cash Equivalents	6,234	3,396
Temporary Investments (Note 9)	1,018	2,354
Accounts Receivable (Schedule 5)	3,978	3,000
Loans Receivable	5,210	7,333
Other Assets	391	464
Properties Held for Sale (Note 2)	—	97
Investment in Government Business Enterprises (Schedule 7)	12,171	11,731

	29,002	28,375

Net Debt	(132,647)	(132,121)

Non-Financial Assets
Tangible Capital Assets (Notes 2 and 10)	13,942	—

Accumulated Deficit	(118,705)	(132,121)

Contingent Liabilities (Note 11) and Commitments (Note 12)

See accompanying Notes and Schedules to the Financial Statements.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Consolidated Statement of Change in Net Debt

For the year ended March 31
($ Millions)		2003	2002

Annual Surplus		117	375
Acquisition of Tangible Capital Assets	(1,323)
Reclassification of Property Held for Sale	(97)
Amortization of Tangible Capital Assets	715
Proceeds on Sale of Tangible Capital Assets	112
Gain on Sale of Tangible Capital Assets	(50)

		(643)

Decrease/(Increase) in Net Debt		(526)	375
Net Debt at beginning of year		(132,121)	(132,496)

Net Debt at end of year		(132,647)	(132,121)

See accompanying Notes and Schedules to the Financial Statements.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Consolidated Statement of Cash Flow

For the year ended March 31
($ Millions)	2003	2002

Operating transactions
Annual Surplus	117	375
Amortization of Tangible Capital Assets	715	—
Gain on Sale of Tangible Capital Assets	(50)	—
Income from Investment in Government Business Enterprises (Schedule 7)	(3,942)	(3,345)
Remittances from Government Business Enterprises (Schedule 7)	3,502	3,913
Decrease in Liability for Retirement Benefits (Note 7)	(648)	(932)
Decrease in Power Purchase Contracts	(161)	—
Increase in Nuclear Funding Liability	162	153
Increase (Decrease) in Accounts Payable and Accrued Liabilities (Schedule 4)	452	(1,400)
Other Items	3,240	362

Cash provided by (applied to) Operating Transactions	3,387	(874)

Capital transactions
Acquisition of Tangible Capital Assets	(1,323)	—
Proceeds from Sale of Tangible Capital Assets	112	—

Cash provided by (applied to) Capital Transactions	(1,211)	—

Investing Transactions
Decrease (Increase) in Temporary Investments (Note 9)	1,336	(191)

Cash provided by (applied to) Investing Transactions	1,336	(191)

Financing transactions
Debt Issued	19,034	14,887
Debt Retired	(17,270)	(14,538)
Decrease in Deposits with the Province of Ontario Savings Office	(2,438)	(44)

Cash provided by (applied to) Financing Transactions	(674)	305

Net Increase (Decrease) in Cash and Cash Equivalents	2,838	(760)
Cash and Cash Equivalents at Beginning of Year	3,396	4,156

Cash and Cash Equivalents at End of Year	6,234	3,396

See accompanying Notes and Schedules to the Financial Statements

Consolidated Financial Statements, 2002-2003

Province of Ontario

Notes to the Consolidated Financial Statements
(all tables in millions of dollars)

1. Summary of Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Change in Financial Statement Presentation

In January 2003, PSAB approved new standards for financial reporting of federal, provincial and territorial governments in Canada. In accordance with these revised standards, the Province has adopted a revised financial statement presentation for the 2002-03 fiscal year. With this new presentation:

•	the statement of revenue, expenditure and net debt is replaced by a statement of operations and a statement of change in net debt,

•	the statement of financial position has been revised to include tangible capital assets and the accumulated deficit of the Province, and

•	the statement of Cash Flow has been revised to focus on the change in the Province’s cash and cash equivalents during the year.

The Ontario Electricity Financial Corporation (OEFC) is consolidated on a line-by-line basis in these financial statements. In the prior years’ financial statements special reporting status was accorded to the OEFC, a government organization. The financial statements in prior years reported the net impact of OEFC’s excess (shortfall) of revenues over expenses as Decrease (Increase) in Stranded Debt from Electricity Sector on the Consolidated Statement of Operations. This accounting reflected the legislative structure put in place to ensure OEFC’s revenues are derived from electricity sector ratepayers and not taxpayers, and that these revenues can be used only to service and retire OEFC debt. This legislative structure remains in place. The impact of consolidating OEFC on a line-by-line basis with the Consolidated Revenue Fund is provided in Note 5.

The 2002 comparative financial figures and the 2003 Budget have been reclassified as necessary to conform to the revised financial statement format. However, the comparative financial information for the year ended March 31, 2002 has not been restated to conform with the change in accounting policy implemented for the year ended March 31, 2003 (Note 2).

Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are accountable for the administration of their financial affairs and resources, either to a minister of the government or directly to the Legislature, and that are owned or controlled by the government. These government organizations are

Consolidated Financial Statements, 2002-2003

individually consolidated provided they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in Schedule 6. The activities of all other organizations are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

Principles of Consolidation

Government organizations, except for government business enterprises, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant interorganization accounts and transactions.

Government business enterprises are defined as those government organizations that i) have the financial and operating authority to carry on a business, ii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations and iii) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and their combined net income is shown as a separate item on the Consolidated Statement of Operations.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another reasonably possible amount, as there is whenever estimates are used.

Measurement uncertainty in these financial statements and notes thereto exists in the accruals for pension and other retirement obligations, the value of tangible capital assets, personal income and corporations tax revenues, and the stranded debt from electricity sector restructuring.

The nature of the uncertainty in the pension and other retirement benefit accruals arises because actual results may differ significantly from the Province’s best estimate of expected results. Uncertainty related to the accrual for personal income tax and corporations tax arises because of the possible differences between the estimated and actual economic growth and the impact of future tax assessments on taxes receivable. Uncertainty in the value of tangible capital assets exists because estimates of historical cost are used when actual cost is unknown and because of differences between estimated useful lives and actual useful lives.

Consolidated Financial Statements, 2002-2003

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues

Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received or receivable prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses

Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

•	the incurrences of liabilities for goods or services consumed,

•	the amortization of tangible capital assets,

•	losses in the value of assets,

•	interest accruing on debt, and

•	transfer payments authorized and owing to recipients.

Transfer payments are recognized in the year during which the payment is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

The retirement benefits (including pensions) are recognized as expenses over the years in which retirement benefits are earned by employees. These expenses are the government’s share of the cost of retirement benefits including the current year’s cost of benefits, interest on the net retirement benefits liability or surplus, amortization of actuarial gains or losses, and other adjustments.

Commencing in 2002-03, the costs of tangible capital assets, except land and land improvements with an indefinite life, are amortized and recognized as expenses over their estimated useful lives (Note 2). In 2001-02 and prior years, the costs of tangible capital assets were recognized as annual expenditures when the assets were acquired or constructed.

For significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

Liabilities

Liabilities are recorded to the extent that they represent obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year.

Consolidated Financial Statements, 2002-2003

Liabilities include probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Debt

Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Interest on Debt includes i) interest on outstanding debt; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) interest income on investments and loans.

The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and to manage risk. The Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Retirement Benefits

The liability for retirement benefits represents the government’s share of the actuarial present values of retirement benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-ends of the retirement benefit plans and the Province.

The liability for retirement benefits is calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions. When actual plan experience differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the average remaining service life of plan members.

Consolidated Financial Statements, 2002-2003

Assets

Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government’s control of the benefit occur.

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Non-financial assets are resources which will be consumed in the normal course of operations or in the delivery of government services. Tangible capital assets are non-financial assets.

Financial Assets

Temporary investments are recorded at the lower of cost or fair value.

Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

Properties held for sale are stated at the lower of cost and net realizable value.

Investment in Government Business Enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Loans receivable with significant concessionary terms are considered in part as grants and are recorded at the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost is used to record existing tangible capital assets when actual cost is unknown.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds

Trust funds that have been deposited into the Consolidated Revenue Fund are included in Other Liabilities on the Consolidated Statement of Financial Position.

Consolidated Financial Statements, 2002-2003

2. Accounting Policy Change

In accordance with PSAB’s recommendations, tangible capital assets are being recognized in the financial statements of the Province commencing with the 2002-03 fiscal year. Under this revised accounting policy, the costs of tangible capital assets are capitalized and amortized as expenses of operations over their estimated useful service lives. In 2001-02 and prior years, the costs of tangible capital assets were recognized as expenditures when the assets were acquired or constructed. The Province is phasing in the implementation of the new PSAB recommendations and has initially recorded land, buildings and transportation infrastructure assets owned by the Province. These assets comprise most of the Province’s tangible capital assets. The remaining tangible capital assets owned by the government will be included in the financial statements at a future date. In addition, all tangible capital assets owned by government organizations that are consolidated in the financial statements have been recognized.

The net book value of the tangible capital assets as at April 1, 2002 was established as $13.3 billion. The revised accounting policy has been implemented retroactively with the accumulated deficit at April 1, 2002 being correspondingly reduced. In addition, $97 million of properties held for sale reported in the prior year were reclassified during the current year as tangible capital assets in accordance with PSAB recommendations. Adoption of the new accounting policy resulted in an estimated $564 million increase in the annual surplus for the 2002-03 fiscal year.

The comparative financial results from the 2001-02 fiscal year have not been restated to reflect this revised accounting policy as its effect on the previous year’s financial results is not reasonably determinable. Consequently, comparisons between the current and prior fiscal years may not be meaningful.

Consolidated Financial Statements, 2002-2003

3. Debt

The Province borrows in both domestic and international markets, largely to refinance maturing debt. At March 31, 2003, total debt was $138.5 billion (2002, $136.7 billion). Debt was comprised of Debt Issued for Provincial Purposes of $112.3 billion (2002, $107.6 billion) and Ontario Electricity Financial Corporation (OEFC) debt of $26.1 billion (2002, $29.1 billion). The following table presents the maturity schedule of total debt, by currency of repayment, expressed in Canadian dollars, and reflects the effect of related derivative contracts.

Debt
As at March 31						2003		2002

	Canadian	U.S.	Japanese		Other
Currency	Dollar	Dollar	Yen	Euro(1)	Currencies(2)	Total		Total

Fiscal Year Payable
2003								$20,820
2004	$14,196	1,668	303	1,246	249	$17,662		9,851
2005	11,590	1,406	607	310	536	14,449		14,608
2006	11,040	6,746	676	46	—	18,508		16,254
2007	7,038	411	460	—	—	7,909		7,387
2008	6,022	3,127	320	—	299	9,768		—

1-5 years	49,886	13,358	2,366	1,602	1,084	68,296		68,920
6-10 years	26,757	6,546	867	2,355	207	36,732		33,475
11-15 years	2,022	—	—	—	—	2,022		5,429
16-20 years	7,376	—	—	—	—	7,376		4,915
21-25 years	12,057	—	—	—	—	12,057		10,510
26-50 (3) years	11,989	—	—	—	—	11,989		13,459

Total(4)	$110,087	19,904	3,233	3,957	1,291	$138,472	(5)	$136,708	(5)

Debt Issued for Provincial Purposes	87,736	16,188	3,168	3,957	1,291	112,340		107,592
OEFC Debt	22,351	3,716	65			26,132		29,116

Total(4)	$110,087	19,904	3,233	3,957	1,291	$138,472	(5)	$136,708	(5)

Effective interest rates (weighted average)

2003	7.47%	6.00%	6.26%	6.61%	4.74%	7.18%
2002	7.77%	7.38%	6.33%	6.91%	6.37%		7.63%

1.	Euro includes debt issued in legacy currencies i.e. Deutsche Mark, French Franc and Netherlands Guilders.

2.	Other Currencies comprise: Australian Dollar, Norwegian Kroner, New Zealand Dollar, Pound Sterling and Swiss Franc.

3.	The longest term to maturity is to March 1, 2045.

4.	Total for all foreign currency denominated debt as at March 31, 2003, was $28.4 billion (2002, $29.5 billion). Of that, $25.0 billion or 88.1% (2002, $25.9 billion or 87.8%) was fully hedged to Canadian dollars.

5.	Total debt includes issues totaling $3.9 billion which have embedded options exercisable by either the Province or the bond holder under specific conditions (2002, $3.1 billion).

     Consolidated Financial Statements, 2002-2003

Debt
As at March 31	2003	2002

Debt Payable to:
Public Investors	$111,185	$107,111
Ontario Teachers’ Pension Plan	10,387	11,043
Canada Pension Plan Investment Fund	10,746	11,944
Public Service Pension Plan	3,200	3,331
OPSEU Pension Plan	1,520	1,582
Canada Mortgage and Housing Corporation	1,078	1,116
The Ontario Municipal Employees’ Retirement Fund	266	502
Colleges of Applied Arts and Technology Pension Plan	43	73
Ontario Immigrant Investor Corporation	42	—
Ryerson Retirement Pension Plan	5	6

Total	$138,472	$136,708

Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted Cash Flow and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt at March 31, 2003 was $155.7 billion (2002, $153.2 billion). This is higher than the book value of $138.5 billion (2002, $136.7 billion) because current interest rates are generally lower than the interest rates at which the debt was issued and because of exchange rate movements. The fair value of debt does not reflect the effect of related derivative contracts.

4. Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

Foreign exchange or currency risk is the risk of debt servicing costs and principal payments varying in Canadian dollar terms due to fluctuations in foreign exchange rates. To minimize currency risk, the Province uses derivative contracts to convert foreign currency cash flows

Consolidated Financial Statements, 2002-2003

into Canadian dollar denominated cash flows. The current policy limits unhedged foreign currency cash flows to 5 per cent of Debt Issued for Provincial Purposes and 20 per cent of OEFC debt (weighted average of 7.8 per cent). As at March 31, 2003, 2.4 per cent (2002, 2.7 per cent) of total debt, 1.5 per cent (2002, 1.6 per cent) of Debt Issued for Provincial Purposes and 6.3 per cent (2002, 7.5 per cent) of OEFC debt was unhedged. The majority of the currency exposure is in U.S. dollars. A one cent increase in the Canadian dollar versus the U.S. dollar would result in an increase of $7 million in interest expense.

Debt servicing costs may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes, the risk is measured as interest rate resetting risk which is the sum of floating rate exposure, net of liquid reserves, and fixed rate debt maturing within the next 12-month period as a percentage of the above liabilities. In respect of OEFC debt, the risk is measured as floating rate risk which is simply floating rate exposure as a percentage of OEFC debt. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent. As at March 31, 2003, interest rate resetting risk for Debt Issued for Provincial Purposes was 9.3 per cent (2002, 12.5 per cent) while floating rate risk for OEFC debt was 13.5 per cent (2002, 9.8 per cent). A one percent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $124 million (2002, $125 million).

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, i.e., cash and temporary investments (Note 9), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding at March 31, 2003, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Consolidated Financial Statements, 2002-2003

Derivative Portfolio Notional Value
As at March 31

								2003	2002

Maturity in						6–10	Over 10
Fiscal Year	2004	2005	2006	2007	2008	Years	Years	Total	Total

Swaps:
Interest rate	$5,240	4,797	12,728	1,927	7,046	14,158	3,147	$49,043	$47,715
Cross currency	4,619	6,550	8,244	1,202	2,976	5,108	—	28,699	30,715
Forward foreign exchange	2,081	—	—	—	—	—	—	2,081	2,226
Futures	100	—	—	—	—	—	—	100	171
Caps and floors	50	—	—	—	—	—	—	50	—
Forward rate agreements	—	—	—	—	—	—	—	—	200

Total	$12,090	11,347	20,972	3,129	10,022	19,266	3,147	$79,973	$81,027

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2003.

Credit Risk Exposure
As at March 31

	2003	2002

Gross credit risk exposure(1)	$2,665	$4,400
Less: Netting(2)	(1,976)	(2,296)

Net Credit Risk Exposure(3)	$689	$2,104

1.	Gross credit risk exposure includes credit exposure on swaps, options, futures, forward rate agreements and forward foreign exchange agreements.

2.	Contracts do not have coterminous settlement dates. However, master agreements provide for close out netting.

3.	Total exposure to counterparties with positive exposure (meaning that counterparties owed the Province) was $2.7 billion (2002, $4.4 billion) and the total negative exposure to these counterparties (meaning that the Province owed the counterparties) was $2.0 billion (2002, $2.3 billion) for a total unrealized net asset of $689 million (2002, $2.1 billion).

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and if applicable payment netting with virtually all of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

Consolidated Financial Statements, 2002-2003

5.	Ontario Electricity Financial Corporation

The Ontario Electricity Financial Corporation (OEFC) is now consolidated as a government organization as indicated under Principles of Consolidation in Note 1 of these financial statements. This change in method of consolidating OEFC’s results has the following impact on the province’s financial statements:

•	no change in the province’s surplus but disclosure of OEFC’s net loss of $98 million (2002, $69 million) is no longer shown separately on the statements;

•	OEFC’s loss is now reflected through increased revenues of $2.5 billion (2002, $2.3 billion) and increased expenses of $2.6 billion (2002, $2.4 billion);

•	no change in Accumulated Deficit but disclosure of OEFC’s unfunded liability of $20.2 billion (2002, $20.1 billion) is no longer shown separately on the statements;

•	OEFC’s unfunded liability is now reflected through increased liabilities of $24.0 billion (2002, $26.9 billion) and increased assets of $3.8 billion (2002, $6.8 billion).

The government’s plan to deal with the stranded debt of the former Ontario Hydro remains in place. On April 1, 1999, OEFC assumed approximately $38.1 billion in total liabilities from the former Ontario Hydro. The opening stranded debt of $19.4 billion reflected the $38.1 billion in total liabilities less the value of assets transferred to OEFC including $17.2 billion in notes receivable and $1.5 billion in loans receivable and other assets. Pursuant to the Electricity Act, 1998 and consistent with the principles of electricity restructuring, the government has a long-term plan in place to retire OEFC liabilities from within the electricity sector. The plan included revenues and cash flows from the following sources:

Notes receivable from the Province, Ontario Power Generation Inc. (OPG), Hydro One and the Independent Electricity Market Operator (IMO) as a result of the transfer of assets to successor companies.

Payments-in-lieu of corporate income, capital, and property taxes made by OPG, Hydro One and municipal electric utilities.

The Electricity Debt Retirement Charge paid by ratepayers based on the consumption of electricity.

Electricity Sector Dedicated Income - The combined net income of OPG and Hydro One in excess of the Province’s interest cost of its investment in its electricity subsidiaries allocated to the retirement of OEFC’s debt.

Based on the long-term plan, it is currently estimated that OEFC’s obligations will be defeased in 2012. The OEFC Annual Report and financial statements will continue to report on OEFC’s management of and retirement of its debt and other liabilities, and on the reduction of its unfunded liability. Their 2002-03 statements are published in Volume 2 of the 2002-03 Public Accounts of the Province of Ontario.

Consolidated Financial Statements, 2002-2003

6.	Deposits with the Province of Ontario Savings Office

On March 31, 2003, the Province completed the sale of the Province of Ontario Savings Office (POSO) for $48.5 million. POSO accepted deposits from the general public, government and other public bodies. These deposits formed part of the Consolidated Revenue Fund and were direct liabilities of the Province. The net gain on sale of $39.8 million is included with Other Revenues in the Consolidated Statement of Operations. As the purchaser assumed the POSO liabilities to depositors of $2.2 billion on March 31, 2003, these liabilities have been reclassified to Other Liabilities. The settlement of this liability to the purchaser occurred on April 1, 2003.

7.	Retirement Benefits

Retirement Benefits Liability (Asset)
As at March 31

		2003		2002

		Other
		Retirement	Retirement	Retirement
	Pensions	Benefits	Benefits	Benefits

Obligation for retirement benefits	$50,163	$1,909	$52,072	$49,658
Less: plan fund assets	(55,907)	—	(55,907)	(54,203)
Unamortized actuarial gains (losses)	3,646	—	3,646	4,952
Adjustments(1)	1,326	—	1,326	1,378

Total	$(772)	$1,909	$1,137	$1,785

(1)	Adjustments consist of:

i)	differences for amounts reported by the pension plans at December 31, instead of the Province’s year-end of March 31;

ii)	unamortized difference between employer and employee contributions for jointly sponsored pension plans;

iii)	unamortized employee contribution reductions for solely sponsored plans;

iv)	unamortized initial unfunded liabilities of jointly sponsored plans; and

v)	amounts payable by the Province that are reflected as contributions in the pension plan assets.

Consolidated Financial Statements, 2002-2003

Retirement Benefits Expense
For the year ended March 31

	2003	2003	2003	2002

		Other	Total	Total
		Retirement	Retirement	Retirement
	Pensions	Benefits	Benefits	Benefits

Cost of retirement benefits	$1,374	$45	$1,419	$1,285
Amortization of actuarial losses (gains)	(417)	—	(417)	(520)
Employee contributions	(138)	—	(138)	(119)
Cost of (gain on) plan amendments	147	(176)	(29)	2,279
Recognition of unamortized actuarial losses (gains)	(147)	60	(87)	(2,279)
Interest expense (revenue)	(403)	111	(292)	(414)
Adjustments(1)	(116)	—	(116)	(127)

Total	$300	$40	$340	$105

(1)	Adjustments consist of amortization of:

(i)	the difference between employer and employee contributions for jointly sponsored pension plans;

(ii)	employee contribution reductions for solely sponsored plans; and

(iii)	initial unfunded liability of jointly sponsored pension plans.

Pensions

The Province is responsible for sponsoring several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees’ Union (OPSEU) Pension Plan, and the Ontario Teachers’ Pension Plan (OTPP).

These three plans are defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute between 7 and 9 per cent of their salary to these plans. The Province matches these contributions.

Consolidated Financial Statements, 2002-2003

Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years. The Province contributed $676 million to the OTPP in 2002-03 (2001-02, $645 million), $75 million to the PSPP (2001-02, $57 million) and $119 million to the OPSEU Pension Plan (2001-02, $247 million). During calendar year 2002, the OTPP paid benefits, including transfers to other plans of $3.1 billion (2001, $3.1 billion), the PSPP paid $763 million (2001, $741 million) and the OPSEU Pension Plan paid $517 million (2001, $428 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers’ Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

The government’s best estimate of the future annual inflation rate used in the pension calculations is 2.5 per cent, the salary escalation rate is 3.5 per cent, the discount rate and the expected rate on return of pension plan assets are 7 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 9 to 13 years.

During the year, the Province entered into an agreement with OPSEU to improve certain plan benefits and extend the Factor 80 early retirement program from April 1, 2002 to March 31, 2005 for OPSEU members. The Province’s share of the past service cost of these amendments of $147 million is included in 2002-03 pensions expense, fully offset by recognition of unamortized actuarial gains. During the previous year, the OTPP was amended to use $6.1 billion of the plan surplus for benefit improvements. The Province’s share of past service cost of this amendment of $2.3 billion was included in 2001-02 pensions expense, also fully offset by recognition of unamortized actuarial gains.

The Province is also responsible for sponsoring the Ontario Teachers’ Retirement Compensation Arrangement and the Public Service and OPSEU Supplementary Benefits Plans. Expenses and liabilities of these plans are included in the Retirement Benefits expense and Retirement Benefits liability reported in the financial statements.

Other Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $97 million for benefits under the plan in 2002-03 (2001-02, $88 million).

The discount rate used in the other retirement benefits calculation for 2002-03 is 6.00 per cent, (2001-02, 6.25 per cent).

During the year, the Province entered into an agreement with OPSEU to change various dental, supplementary health and hospital benefits. These changes reduced the other retirement benefit liability by $176 million.

Consolidated Financial Statements, 2002-2003

8.	Other Liabilities

Other Liabilities
As at March 31

	2003	2002

Deferred Revenue:
Federal Transfers	$192	$383
Vehicle & Driver Licences	209	199
Other	379	191

Total Deferred Revenue	780	773
Funds	717	861
Province of Ontario Savings Office (note 6)	2,159	--

Total	$3,656	$1,634

Other Liabilities include deferred revenues, pension and benefit funds related to the Provincial Judges Pension Fund and the Deputy Ministers’ Supplementary Benefit Account, externally restricted funds and other miscellaneous liabilities. In addition, Other Liabilities includes the Province of Ontario Savings Office (POSO) liabilities assumed by the purchaser on the sale of the POSO as at March 31, 2003 but not settled until April 1, 2003 (Note 6).

Deferred Revenue—Federal Transfers
Revenue Recognized

						Total
						Transfer
For the year ended March 31	2000	2001	2002	2003	2004	Received

1999–2000 CHST Supplement	$755	$378	$190	$—	$—	$1,323
2000–2001 CHST Supplement	—	379	190	191	192	952
Medical Equipment Trust	—	190	190	—	—	380

Total	$755	$947	$570	$191	$192	$2,655

The Canada Health and Social Transfer (CHST) Supplements and Medical Equipment Trust are federal transfers received by the Province that are intended to provide funding for provincial expenditures over several accounting periods. Accordingly, they are recognized as revenue by the Province in the periods identified by the federal government. These federal transfers have been used to fund health care expenditures, including grants to hospitals for the purchase of medical equipment.

The Province provides a two-year vehicle licence plate and a multi-year (up to five years) driver licence renewal option. Amounts received under these options are recognized as revenue over the periods covered by the licences.

Consolidated Financial Statements, 2002-2003

9.	Temporary Investments

Temporary Investments
As at March 31

	2003	2002

Temporary investments	$1,296	$1,252
Add: assets purchased under resale agreements	1,003	2,566
Less: assets sold under repurchase agreements	(1,281)	(1,464)

Total	$1,018	$2,354

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2003 is $1.1 billion (2002, $2.4 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties to purchase and subsequently resell a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties to sell and subsequently repurchase a security at a specified price on a specified date.

10.	Tangible Capital Assets

Tangible Capital Assets As at	March 31,2003			April 1, 2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land	$4,316	$—	$4,316	$3,988
Buildings	3,531	990	2,541	2,494
Transportation Infrastructure	10,375	4,185	6,190	5,974
Other	1,835	940	895	843

Total	$20,057	$6,115	$13,942	$13,299

Land includes land acquired for transportation infrastructure, parks, buildings, and other program use and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and buildings under construction, but leased premises are excluded.

Transportation infrastructure includes highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Consolidated Financial Statements, 2002-2003

Other includes railway equipment, computer equipment, vehicles, furniture, and administrative & service equipment owned by government organizations. Similar assets owned by the government will be included at a future date (Note 2). Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

Commencing April 1, 2002, all tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years
Transportation infrastructure	10 to 60 years
Other	3 to 25 years

Amortization expense for the fiscal year 2002-03 totalled $715 million.

11.	Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2003 was $5.2 billion. The outstanding loans guaranteed and other contingencies amounted to $4.1 billion at March 31, 2003 (2002, $2.8 billion). A provision of $391 million (2002, $426 million) based on an estimate of the likely loss arising from guarantees under the Ontario Student Support Program has been expensed and is reflected in the Accrued Liabilities for Transfer Payments (Schedule 4).

Ontario Nuclear Funds Agreement

During 2001-02, the Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG entered into the Ontario Nuclear Funds Agreement (ONFA), to establish, fund, and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. ONFA became effective in July 2003, once certain related agreements had been executed.

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 percent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

Consolidated Financial Statements, 2002-2003

On July 31, 2003, two agreements came into effect to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement, between the Province, OPG and the CNSC, gives the CNSC access to the segregated funds established under ONFA. The other agreement, between the Province and the CNSC, provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province will receive from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse CMHC for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal Affairs and Housing or the Ontario Housing Corporation.

At March 31, 2003, there were $9.3 billion (2002, $9.5 billion) of mortgage loans outstanding. As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown of which 77 are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items, and are listed in Volume 1, 2002-2003 Public Accounts of Ontario, Section 3. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

12.	Commitments

The nature of the government’s activities results in significant multi-year contracts and obligations, including the following:

•	Ontario Power Generation Inc.’s future contributions under the Ontario Nuclear Funds Agreement of $5.1 billion, fuel supply agreements of $2.1 billion and unconditional purchase obligations of $1.1 billion;

•	Transfer payments for school board debt of $3.0 billion; and

•	Transfer payments for long-term care beds of $2.7 billion.

The following table summarizes the government’s total commitments.

Consolidated Financial Statements, 2002-2003

Commitments
As at March 31	2003	2002

Ontario Power Generation	$8,333	$2,334
Transfer payments	7,662	7,022
Leases	1,352	1,021
Construction Contracts	1,243	1,429
Other	2,437	2,377

Total Commitments	$21,027	$14,183

The following table summarizes the information presented above to indicate the minimum amounts required to satisfy obligations under commitments each year from 2004 to 2008 inclusive, and a total for amounts due in the year 2009 and subsequent years.

Schedule of Minimum Payments
As at March 31

	Ontario
Minimum Payments	Power	Transfer		Construction
to be Made in:	Generation	Payments	Leases	Contracts	Other	Total

2004	$1,700	$1,136	$177	$1,128	$739	$4,880
2005	1,110	848	152	89	411	2,610
2006	841	682	124	26	341	2,014
2007	797	582	90	—	251	1,720
2008	734	364	82	—	217	1,397
2009 and thereafter	3,151	4,050	727	—	478	8,406

Total	$8,333	$7,662	$1,352	$1,243	$2,437	$21,027

Subsequent to year-end, the government made a number of commitments to help deal with the effects of the outbreak of Severe Acute Respiratory Syndrome (SARS). These commitments are estimated to amount to a maximum of $845 million.

Consolidated Financial Statements, 2002-2003

13.	Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

Workplace Safety and Insurance Board
As at December 31

	2002	2001

Assets	$11,624	$11,576
Liabilities	18,215	17,233

Unfunded Liability	(6,591)	(5,657)

Revenues	3,145	3,491
Expenditures	4,027	3,473

(Loss) Surplus	(882)	18
Transfer of Electrical Utilities	(52)	—
Unfunded Liability, Beginning of Year	(5,657)	(5,675)

Unfunded Liability, End of Year	$(6,591)	$(5,657)

Other Trust Funds
As at March 31, 2003

			Fund Balance/
			(Unfunded
	Assets	Liabilities	Liability)

The Public Guardian and Trustee for Province of Ontario	$1,052	$1,002	$50

Motor Vehicle Accident Claims Fund	$25	$124	$(99)

Pension Benefits Guarantee Fund	$302	$162	$140

As at December 31, 2002	Assets	Liabilities	Fund Balance

Deposit Insurance Corporation of Ontario	$52	$9	$43

Any unfunded liability of trusts under administration are not included in the province’s financial statements as they are the responsibility of external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

Consolidated Financial Statements, 2002-2003

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 1: Revenues

	Budget(1)	Actual	Actual
For the year ended March 31	2003	2003	2002

($ Millions)
Taxation
Personal Income Tax	19,085	18,195	19,097
Retail Sales Tax	14,230	14,183	13,803
Corporations Tax	6,150	7,459	6,646
Employer Health Tax	3,695	3,589	3,502
Gasoline Tax	2,260	2,306	2,192
Tobacco Tax	1,325	1,183	703
Land Transfer Tax	735	814	665
Electricity Payments-In-Lieu of Taxes	688	711	387
Fuel Tax	655	682	659
Other Taxes	225	429	371

	49,048	49,551	48,025

Government of Canada
Canada Health and Social Transfer	6,808	7,537	6,211
Social Housing	530	525	524
Indian Welfare Services Agreement	127	155	123
Bilingualism Development	64	75	61
Young Offenders Act	61	60	118
Safety Net	—	65	—
Canada Ontario Infrastructure Program	—	62	—
Employability Assistance for People with Disabilities	33	48	72
Student Assistance	64	54	31
Infrastructure	225	—	—
Other	278	313	614

	8,190	8,894	7,754

Income from Investment in Government Business Enterprises (Schedule 7)	3,743	3,942	3,345

Other
Vehicle and Driver Registration Fees	963	982	941
Electricity Debt Retirement Charge	890	889	—
Other Fees and Licences	545	606	474
Local Services Realignment	751	642	1,116
Power Sales	464	635	815
Sales and Rentals	2,424	560	344
Liquor Licence Board of Ontario Revenues	515	530	530
Royalties	237	304	224
Independent Electricity Market Operator Revenue	160	175	384
Net Reduction of Power Purchase Contracts	264	161	—
Revenue Pool Residual	24	24	1,296
Miscellaneous	519	714	1,001

	7,756	6,222	7,125

Total Revenues	68,737	68,609	66,249

(1) Fiscal plan for the year ended March 31, 2003 per 2002 Budget.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 2: Expenses

For the year ended March 31	2003	2002

($ Millions)
Transfer Payments	47,594	45,021
Interest on Debt	9,694	10,337
Salaries and Wages	3,967	3,692
Services	2,272	2,482
Power Purchases	786	815
Amortization of Tangible Capital Assets (Note 10)	715	—
Electricity Consumer Price Protection Fund	665	—
Supplies and Equipment	657	676
Employee Benefits	596	527
Transportation and Communication	389	407
Retirement Benefits (Note 7)	340	105
Acquisition/Construction of Physical Assets (Note 10)	—	1,062
Other	817	750

Total Expenses	68,492	65,874

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 3: Expenses by Ministry

	Budget(1)	Actual	Actual
For the year ended March 31	2003	2003	2002

($ Millions)
Agriculture and Food	769	683	804
Attorney General	1,013	1,088	1,029
Board of Internal Economy	117	146	124
Citizenship	69	66	71
Community, Family and Children’s Services	7,841	7,959	7,773
Consumer and Business Services	172	179	172
Culture	294	372	293
Education	8,756	9,008	8,371
Teachers’ Pension (Note 7)	149	238	42
Energy	166	190	417
Enterprise, Opportunity and Innovation	303	266	241
Environment	263	245	285
Executive Offices	21	20	19
Finance	1,916	1,755	1,779
Interest on Debt	10,246	9,694	10,337
Electricity Consumer Price Protection Fund	—	665	—
Power Purchases	731	786	815
Health and Long-Term Care	25,776	26,127	24,108
Intergovernmental Affairs	4	4	4
Labour	114	123	110
Management Board Secretariat	1,084	175	274
Public Service/OPSEU Retirement Benefits (Note 7)	(42)	102	63
Municipal Affairs and Housing	692	660	1,147
Ontario Native Affairs Secretariat	21	18	16
Natural Resources	493	526	508
Northern Development and Mines	453	464	446
Office of Francophone Affairs	3	3	5
Public Safety and Security	1,622	1,819	1,689
Tourism and Recreation	258	190	153
Training, Colleges and Universities	3,591	3,542	3,297
Transportation	1,242	1,379	1,482
Year-End Savings(2)	(400)	—	—

Total Expenses	67,737	68,492	65,874

(1)	Fiscal plan for the year ended March 31, 2003 per 2002 Budget.

(2)	For Budget purposes, this item was not allocated to individual ministries.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 4: Accounts Payable and Accrued Liabilities

As at March 31	2003	2002

($ Millions)
Interest on Debt	3,842	3,884
Transfer Payments	2,862	2,364
Salaries, Wages and Benefits	1,501	1,390
Liability for CCRA1 Overpayment	1,330	1,330
Restructuring	747	888
Other	934	888
Obligations Under Capital Leases	69	89

Total Accounts Payable and Accrued Liabilities	11,285	10,833

(1)	CCRA — Canada Customs and Revenue Agency

Province of Ontario

Schedule 5: Accounts Receivable

As at March 31	2003	2002

($ Millions)
Taxes	3,032	2,233
Transfer Payments(1)	1,970	1,908
Other Accounts Receivable	678	837
Local Services Realignment	35	117

	5,715	5,095
Less: Provision for Doubtful Accounts(2)	(2,330)	(2,246)

	3,385	2,849
Government of Canada	593	151

Total Accounts Receivable	3,978	3,000

(1)	The transfer payment receivable consists primarily of recoverables of $783 million (2002, $785 million) for the Ontario Disability Support Program —Financial Assistance and $1,039 million (2002, $987 million) for the Student Support Program.

(2)	The provision for doubtful accounts includes a provision of $717 million (2002, $717 million) for the Ontario Disability Support Program-Financial Assistance and $883 million (2002, $839 million) for the Student Support Program.

Consolidated Financial Statements,2002-2003

Province of Ontario

Schedule 6:

Government Business Enterprises and Other Government Organizations(1)

Government Business Enterprises	Responsible Ministry
Algonquin Forestry Authority (AFA)	Natural Resources
Hydro One Inc. (HOI)	Energy
Liquor Control Board of Ontario (LCBO)	Consumer and Business Services
Niagara Parks Commission (NPC)	Tourism and Recreation
Ontario Clean Water Agency (OCWA)	Environment
Ontario Lottery and Gaming Corporation (OLGC)	Attorney General
Ontario Northland Transportation Commission (ONTC)	Northern Development and Mines
Ontario Power Generation Inc. (OPG)	Energy

Other Government Organizations
Agricorp	Agriculture and Food
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
Independent Electricity Market Operator	Energy
GO Transit (Toronto Area Transit Operating Authority and Greater Toronto Transit Authority)	Transportation
Legal Aid Ontario	Attorney General
Metropolitan Toronto Convention Centre	Tourism and Recreation
Northern Ontario Heritage Fund Corporation	Northern Development and Mines
Ontario Educational Communications Authority	Training, Colleges and Universities
Ontario Electricity Financial Corporation	Finance
Ontario Financing Authority	Finance
Ontario Housing Corporation	Municipal Affairs and Housing
Ontario Place Corporation	Tourism and Recreation
Ontario Realty Corporation	Management Board Secretariat
Ontario Science Centre	Culture
Ontario Securities Commission	Finance
Ontario Trillium Foundation	Culture
Royal Ontario Museum	Culture
Smart Systems for Health Agency(2)	Health and Long-Term Care

(1)	The most recent audited financial statements of these organizations are reproduced in Volume 2 of the Public Accounts of Ontario.

(2)	This organization met the criteria for consolidation in fiscal year 2002-03.

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 7: Investment in Government Business Enterprises

	AFA	HOI	LCBO	NPC
For the year ended	March 31,	Dec. 31,	March 31,	Oct. 31,
($ Millions)	2003	2002	2003	2002

Assets
Cash and Temporary Investments	—	—	46	1
Accounts Receivable	5	687	22	3
Inventories	1	55	248	6
Prepaid Expenses	—	—	7	—
Long-term Investments	—	—	—	—
Fixed Assets	2	9,231	225	138
Other Assets	2	1,452	—	—

Total Assets	10	11,425	548	148

Liabilities
Bank Indebtedness	—	35	—	6
Accounts Payable	1	671	268	6
Dividends Payable	—	—	—	—
Notes Payable	—	579	—	—
Deferred Revenue	—	—	—	—
Long-term Debt	—	4,579	—	—
Other Liabilities	1	1,422	32	3

Total Liabilities	2	7,286	300	15

Net Assets	8	4,139	248	133

Revenues
Revenues from Operations	28	4,044	3,119	84
Transfers from the Government	—	—	—	—

Total Revenues	28	4,044	3,119	84

Total Expenses	28	3,700	2,180	82

Net Income (Loss)	—	344	939	2
Net Assets—Beginning of Year	8	3,994	284	131
Payments from (to) CRF	—	(199)	(975)	—

Net Assets	8	4,139	248	133

Consolidated Financial Statements, 2002-2003

Province of Ontario

Schedule 7: Investment in Government Business Enterprises

	OCWA	OLGC	ONTC	OPG
	Dec. 31,	March 31,	Dec. 31,	Dec. 31,
	2002	2003	2002	2002	Adjustments(1)	Total

Assets
Cash and Temporary Investments	132	554	—	624	1,198	2,555
Accounts Receivable	30	48	20	1,020	65	1,900
Inventories	—	—	11	787	(116)	992
Prepaid Expenses	—	53	—	—	(1)	59
Long-term Investments	46	—	—	—	128	174
Fixed Assets	9	1,423	257	12,946	(18)	24,213
Other Assets	3	89	137	1,984	(44)	3,623

Total Assets	220	2,167	425	17,361	1,212	33,516

Liabilities
Bank Indebtedness	—	—	17	—	(18)	40
Accounts Payable	18	315	26	2,128	754	4,187
Dividends Payable	—	—	—	—	—	—
Notes Payable	—	—	—	182	(363)	398
Deferred Revenue	—	14	—	191	(3)	202
Long-term Debt	1	175	29	3,357	697	8,838
Other Liabilities	7	47	59	6,120	(11)	7,680

Total Liabilities	26	551	131	11,978	1,056	21,345

Net Assets	194	1,616	294	5,383	156	12,171

Revenues
Revenues from Operations	116	5,805	111	5,917	120	19,344
Transfers from the Government	—	—	20	—	16	36

Total Revenues	116	5,805	131	5,917	136	19,380

Total Expenses	120	3,802	136	5,870	(480)	15,438

Net Income (Loss)	(4)	2,003	(5)	47	616	3,942
Net Assets-Beginning of Year	201	1,585	298	5,470	(240)	11,731
Payments from (to) CRF	(3)	(1,972)	1	(134)	(220)	(3,502)

Net Assets	194	1,616	294	5,383	156	12,171

(1)	Adjustments are primarily made for government enterprises with a year-end other than March 31. Included in these adjustments are increases to net income of $33 million and $293 million for HOI and OPG respectively. After these adjustments, the net income for the year ended March 31, 2003 of HOI and OPG (whose year-ends are December 31) amounted to $377 million and $340 million respectively.

Adjustments also include the Province’s 50% interest in Teranet Inc. Subsequent to the Province’s fiscal year-end, the Province sold its 50% interest in Teranet Inc. The transaction closed on August 5, 2003.

Consolidated Financial Statements, 2002-2003

Schedule 7: Investment in Government Business Enterprises

Algonquin Forestry Authority (AFA)

The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc. (HOI)

The principal business of Hydro One is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario (LCBO)

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers’ Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The Board also establishes prices for beer, wine and spirits.

Niagara Parks Commission (NPC)

The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency (OCWA)

The Agency assists municipalities in providing more cost-effective water and sewage services and encourages Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation (OLGC)

Under the Ontario Lottery and Gaming Corporation Act, 1999, the Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at 15 Ontario racetracks.

Ontario Northland Transportation Commission (ONTC)

The Commission provides rail, bus, ferry, air and telecommunications services to Northern Ontario.

Ontario Power Generation Inc. (OPG)

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the United States northeast and midwest.

Consolidated Financial Statements, 2002-2003

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario Government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. Copies may be obtained free by mail from Publications Ontario Mail Order, 50 Grosvenor Street, Toronto, Ontario, M7A 1N8; by calling (416) 326-5300, toll-free 1-800-668-9938; or by visiting the Publications Ontario Bookstore at 880 Bay Street, Toronto. For electronic access to the Ontario Budget, visit the Ministry of Finance Web site at http://www.gov.on.ca/FIN/english/budeng.htm.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each Ministry and are submitted for approval to the Legislative Assembly, per the Supply Act. Copies may be obtained free by mail from Publications Ontario Mail Order, 50 Grosvenor Street, Toronto, Ontario, M7A 1N8; by calling (416) 326-5300, toll-free 1-800-668-9938; or by visiting the Publications Ontario Bookstore at 880 Bay Street, Toronto.

Ontario Government Business Plans

Business Plans are published annually by each ministry, following the Ontario Budget and publication of the spending Estimates. Each plan includes an annual report highlighting what each ministry has done over the previous year, what is planned for the coming year, what targets have been set and how results will be measured. It also includes a summary of the previous year’s expenditure items. Copies may be obtained free by mail from Publications Ontario Mail Order, 50 Grosvenor Street, Toronto, Ontario, M7A 1N8; by calling (416) 326-5300, toll-free 1-800-668-9938; or by visiting the Publications Ontario Bookstore at 880 Bay Street, Toronto. For electronic access, go to: http://www.gov.on.ca/MBS/english/mbs/businessplans.html.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications Branch, 3rd Floor, Frost Building North, 95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to: http://www.gov.on.ca/FIN/english/oecoeng.htm.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. Copies may be obtained free by writing to the Ministry of Finance, Communications Branch, 3rd Floor, Frost Building North, 95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to: http://www.gov.on.ca/FIN/english/oecoeng.htm.